Exhibit 3.2

ARTICLES OF ORGANIZATION OF

G&K SERVICES, LLC

Pursuant to Minnesota Statutes, Chapter 322C, the following are the Articles of Organization of G&K Services, LLC:

ARTICLE I

NAME

The name of the Company is G&K Services, LLC.

ARTICLE II

REGISTERED OFFICE ADDRESS

The registered office of the Company is located at 1010 Dale Street North, Saint Paul, Minnesota 55117-5603.

The registered agent at the above address is C T Corporation System Inc.

ARTICLE III

ORGANIZER

The name and address of the organizer of the Company is as follows:

Christopher J. Skufca

6800 Cintas Blvd.

Mason, Ohio 45040

ARTICLE IV

EFFECTIVE TIME

These Articles of Organization shall be effective as of 4:02 PM central time on March 21, 2017.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of March, 2017.

/s/ Christopher J. Skufca
Christopher J. Skufca, Organizer